

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Via U.S. Mail and Facsimile to 760-359-7042

George Alvarez
CEO
China Tel Group, Inc.
12526 High Bluff Drive, Suite 155
San Diego, CA 92130

> **RE: China Tel Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 1, 2010**
> **File No. 000-52095**

`

Dear Mr. Alvarez:

We have reviewed your letter dated December 22, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to our comments, we may have additional comments.

Outstanding Issues

1.      We note your response to comment one from our letter dated December 20, 2010. We note your conclusion that Item 13 information is not required based on Instruction 1 to Item 13 which discusses certain instances in which all or any of the information called for by Item 13 may be omitted. Nonetheless, Instruction 1 also discusses certain instances in which all or any of the information is material such as the authorization or issuance of common stock in an exchange, merger, consolidation, acquisition *or similar transaction*. Under the current facts and circumstances, we believe that your transactions would require Item 13 information. Please provide the disclosure required by Item 13, or provide us with a well reasoned legal analysis that explains the basis upon which China Tel may conclude that such information is not required.

2.      We also note that your response to comment one from our letter dated December 20, 2010 concludes Item 14 information is not required because you are not acquiring the assets of a going business.  It appears, however, that Item 14 information should be furnished because you are acquiring the securities of another person under Item 14(a)(2) which is deemed to apply under Note A.  In this regard, we note you will be acquiring 49% of New Co in the Golden Bridge transaction and 49% of New Co (a different entity) in the Fiber transaction.  Further, we note your disclosure that you have structured your transactions so that you can consolidate the Chinese operations of these acquisitions. Please revise the disclosure accordingly or provide us with a well reasoned legal analysis that explains the basis upon which China Tel may conclude that such information is not required.

3.      We also note you have included an Exhibit A to your response that provides proposed disclosure.  Below, we issue comments on this disclosure:

- The fourth paragraph of page 1 states you will require in excess of $6 million in additional capital to fulfill your obligations under the Fiber and Golden Bridge transactions; please revise to provide a more accurate amount.
- The third full paragraph on page 3 discusses the cities through which the Backbone Fiber will extend; please revise to name these cities.
- The bottom of page 4 discusses the cities where GNBC holds licenses; please revise to name the cities.
- The last page discusses the effects on rights of existing stockholders; please revise to state plainly the increase in authorized shares may dilute shareholders and explain applicable anti-takeover effects.

        Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

                                Sincerely,

                                /s/ Celeste M. Murphy for

                                for Larry Spirgel
                                Assistant Director